FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 02, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

SADIA S.A.

NIRE: 42300025747
CNPJ/MF nº 20.730.099/0001 -94

A Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING HELD ON MARCH 1, 2007

1 - Date, Time and Place: March 1, 2007, at 02:00 p.m., at the company's headquarters at Rua Senador Attílio Fontana No. 86, in Concórdia-SC.

2 - Call: Notice published by the newspapers "Diário Oficial do Estado de Santa Catarina", "A Notícia" (Joinville) and "O Estado de São Paulo" on February 14, 15 and 16, 2007.

3 - Attended By: Shareholders representing more than two-thirds (2/3) of the Company's voting capital, as per the signatures on the Book of Shareholders Attendance No. 01.

4 - Chaired By: Chairman: Walter Fontana Filho; Secretary: Paulo Cezar Aragão.

5 - Agenda: 1) Amendment to articles 15 and 37 of the By-Laws, and 2) Restatement of the By-Laws.

6 - Resolutions: It was resolved to:

6.1 - By unanimous voting, pursuant to art. 130, Paragraphs 1 and 2, of Law No. 6404/76, authorize the preparation of these minutes in summary form and publish them with the omission of the shareholders signatures.

6.2 - By unanimous voting, approve the amendment to article 15 of the Bylaws to read as follows

"ARTICLE 15 - The Board of Directors shall comprise a minimum of seven (7) to a maximum of eleven (11) members, all of them shall mandatorily be shareholders, and it shall adopt an Internal Regulation governing, among other matters deemed convenient, its activities and the activities of the Committees reporting to it, the rights and duties of the Board members and the relationship of the Board with the Executive Board and the remaining corporate bodies.

Paragraph 1 - The Shareholders Meeting shall elect the Board members and, among them, the Chairman and one or more Vice Chairman, following the election order, shall substitute for the Chairman or President in cases of absence, impediment or vacancy.

Paragraph 2 - If a vacancy occurs whereby the number of Board members is reduced below the minimum number fixed in these Bylaws, a Shareholders Meeting shall be called within thirty (30) days to fill the vacant positions. The terms of office of the new members of the Board of Directors elected to fill the vacancies shall coincide with that of the other Members.

Paragraph 3 - If any shareholder desires to nominate one or more members to the Board of Directors, such shareholder shall inform the name, qualification and full professional résumé of the candidates, the positions that they occupy in other companies, if any, and evidence of compliance with the requisites established by art. 147, Paragraph 4 of Law No. 6404/76 and by the Brazilian Securities Exchange Commission - CVM regulations, also confirming that there are no impediments to the election, as contemplated in the legal and regulatory provisions and in these Bylaws. The Company shall immediately submit, via electronic mail, the communication and accompanying documentation received to CVM and to the São Paulo Stock Exchange - BOVESPA, and if they are received in advance, it will disseminate a notice informing the shareholders that they available at the Company's headquarters and at its Internet site.

Paragraph 4 - In electing members to the Board of Directors, it will be incumbent upon the shareholder who nominates a candidate to the position of member of the Board of Directors, and then it will be incumbent upon the General Shareholders Meeting, to assess whether the candidate falls under any of the situations below, in which a conflict of interests may be presumed to exist:

(i) holds a position or function, particularly in the management or in the statutory and fiscal committees, in other legal entities which may be considered a competitor of the Company in the marketplace; or

(ii) cumulatively, (a) has been elected by a shareholder who has been also elected as manager, or statutory or fiscal committee member, of a competitor in the marketplace (b) has not been characterized as an independent member in relation to the shareholders who elected him (the "Voting Shareholders"), as per the defintion in Paragraph 5 below).

Paragraph 5 - A Member shall be considered independent when such Member: (i) has no relationship with a Voting Shareholder except for interest in the capital; (ii) is not a controlling shareholder, spouse or relative up to a second degree of kinship, or has not been, in the latest twelve (12) months, related and/or associated to a company or entity related to the Voting Shareholder (persons related to public teaching and/or research institutions are excluded from this restriction); (iii) has not been, in the latest twelve (12)

months, an employee or administrator or member of a statutory council of the Voting Shareholder, of the corresponding controlling shareholder or sponsor of the company controlled by them; (iv) has not been a supplier or buyer, either directly or indirectly, of the services and/or products of the Voting Shareholder, to an extent implying loss of independence; (v) has not been an employee or administrator of the company or entity offering or demanding services and/or products to and from the Voting Shareholder; (vi) is not a spouse or relative up to third degree of kinship of the administrator of the Voting Shareholder; (vii) does not receive other compensation from the Voting Shareholder, its controlling shareholder or entity controlled or sponsored by it (cash earnings derived from interest in capital are excluded from this restriction).

Paragraph 6 - At the time of election, the shareholder who nominates a candidate to the position of member of the Board of Directors shall, upon conducting the assessment referred to in the above Paragraph 5, and if applicable, inform whether the candidate falls under any of the ineligibility or presumed conflict provisions contemplated in Law No. 6404/76, in the Brazilian Securities Exchange Commission - CVM regulations or in these Bylaws, so that the Shareholders Meeting can examine the existence of a conflict in the case at hand and waive it, as the case may be.

Paragraph 7 - For the purpose contemplated in article 115 of Law No. 6404/76, the vote of a Voting Shareholder who is aware of the situation of conflict of interest or of an ineligibility reason and fails to inform the Company, and then the Shareholders Meeting, as established in the above paragraph 6, about the existence of such ineligibility reason or fact leading to the presumption of a conflict of interest of the elected member, and even so exercises its voting right to elect such member to the Board of Directors, shall be considered abusive.

Paragraph 8 - If, after the election of the Board Member, an event occurs that constitute a possible presumption of conflict of interest as described in Paragraph 4, it shall be incumbent upon the Board member to inform the Chairman of the Board of Directors. If the supervening impediment is related to the Voting Shareholders and is not a personal factor of the very Member, it shall be incumbent upon the Voting Shareholders to notify such fact to the Chairman of the Board of Directors, who shall submit the matter to the Shareholders Meeting.

Paragraph 9 - For the purpose of Paragraph 4, item (ii), letter (a) and 8 of this article, a Member shall be considered elected when (i) the shareholder does it independently or (ii) the shareholder whose votes, individually considered, are sufficient to complete the minimum percentages required by Paragraph 4º of art. 141 of Law No. 6404/76 for exercising the right to elect separately a member to the Board of Directors of this Company.

Paragraph 10 - No member of the Board of Directors shall have access to information, participate in meetings of the Board of Directors or of any other management bodies, exercise the right to vote or in any way intervene in matters that, directly or indirectly, may place the member in a situation of conflicting interest with the Company's interests, pursuant to the provisions in Paragraph 4, item (ii), letter (a) of this article."

6.3 -	By unanimous voting, approve the amendment to the sole paragraph of article 37 of the Bylaws, to read as follows

"ARTICLE 37 - (heading unchanged) - Sole Paragraph - Besides the persons referred to in Article 147 of Law 6404/76, and as explained in Article 15 of the Bylaws, the persons referred to in Article 162, Para. 2 of Law 6404/76 cannot be elected to the Fiscal Committee."

6.4 -	By unanimous voting, approve the removal of the second item from the Agenda

7 -

For the Record: Pursuant to Art. 130, Paragraph 1 of Law No. 6404/76, the voting statement submitted by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI shall be filed in the Company's headquarters.

8 -

Closing, Preparation of Minutes and Signatures: There being no further business, the Meeting was adjourned to draw up these minutes which, upon being read and checked, were duly approved and signed by all shareholders present.

Concórdia-SC, March 1, 2007

/s/ Walter Fontana Filho - Chairman; Paulo Cezar Aragão - Secretary; Sadia S.A Shareholders Agreement, By proxy/Omar Fontana dos Reis; Fundação Attílio Francisco Xavier Fontana, By proxy/Eduardo Fontana d'Avila; Administradora e Comercial Old Ltda; Osório Henrique Furlan, Ana Maria Gonçalves Furlan, Gabriella Furlan Villares, Leila Maria Furlan da Silva Telles, Lucila Maria Furlan, Lucy Fontana Furlan, Osório Henrique Furlan Junior, By proxy/Diva Helena Furlan; Diva Helena Furlan; Caixa de Previdência dos Funcionários do Banco do Brasil-Previ, By proxy/Deivis Marcon Antunes; Jorge Tashiro, By proxy/Paulo Cezar Aragão.

I certify that this is a faithful transcript of the original minutes entered in Book No. 1 of the Minutes of the Shareholders Meetings of this Company.

Paulo Cezar Aragão

Secretary